

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Huifeng Chang
Director and Chief Financial Officer
Canadian Solar Inc.
545 Speedvale Avenue West
Guelph, Ontario, Canada N1K 1E6

> **Re: Canadian Solar Inc.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **CORRESP filed September 21, 2022**
> **File No. 001-33107**

Dear Huifeng Chang:

We have reviewed your September 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

General

1.   We have reviewed your responses to prior comments one through twelve. Please provide your proposed disclosures and revisions in an amendment to your Form 20-F. In doing so, please ensure that you also include revised certifications that are currently dated and refer to the Form 20-F/A.

You may contact Jeffrey Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing